Exhibit 12



                       RATIO OF EARNINGS TO FIXED CHARGES


                          Thirteen Weeks Ended                       Fiscal Year Ended
                        ------------------------     -----------------------------------------------------
                        AUGUST 25,    August 26,     May 26,     May 27,    May 28,    May 30,     May 31,
                          2002           2001         2002        2001       2000        1999       1998
Ratio of Earnings
  to Fixed Charges        2.69           6.03         2.50         5.29      6.25        6.67       5.63


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.